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June 27, 2013

Writer’s Direct Contact 202.887.1563 DLynn@mofo.com

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Starburst II, Inc.
Definitive Additional Soliciting Material on Form 425
Filed June 20, 2013
Subject Company: Sprint Nextel Corporation (File No. 001-04721)

Dear Mr. Orlic:

We enclose herewith, on behalf of Starburst II, Inc. (the “Company”), responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 27, 2013.

General

1.	We understand that cash/stock election forms were mailed on June 14, that the vote on the merger occurred on June 25, and that the election deadline has been set for July 5. Please advise us of your consideration of the position expressed in SEC Release No. 34-14699 (April 24, 1978), regarding tender offers in the context of certain cash option mergers. In that release, the Division stated that it will not take the position that a tender offer is involved in a cash option merger, provided that the election period does not extend beyond the vote on the merger. While the staff has subsequently taken no-action positions under the tender offer rules in certain circumstances where the election period extends beyond the vote on the merger (please refer to Entergy Corporation (November 13, 1992)), we note that Sprint security holders will not have a minimum of 20 business days from the mailing of the election form to make their election, as represented in Entergy. We also understand that the complete proxy statement-prospectus was not redisseminated at the time that the election forms were mailed. Please address these factors in your response.

David L. Orlic

June 27, 2013

Page Two

Response: We recognize that in SEC Release No. 34-14699 (the “Release”), the Division of Corporation Finance (the “Division”) considered the issue as to whether a cash option feature in connection with the vote on a merger involves a tender offer. The Division concluded that, while the issue is not free from doubt, it would not require a tender offer filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that stockholders are voting on the merger proposal (referred to in the release as “Situation B”). In the Release, the Staff noted that it “expressed no view with respect to the application of the Williams Act to cash option statutory mergers consisting of different facts including those in which the timing of the cash election feature varies in any degree to that set forth in Situation B.”

The Staff has addressed situations where the timing of the cash election process occurred at different time periods relative to the stockholder vote as contemplated by Situation B in certain no action letters issued after the Release. See, e.g., Dauphin Deposit Corporation (February 7, 1983); United Virginia Bancshares, Inc. (March 21, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); The Kansas Power and Light Company (February 13, 1991); and Entergy Corporation (November 13, 1992). In those letters, the Staff addressed situations where the cash election and the stockholder vote periods generally did not overlap at all. Indeed, certain of the situations involved periods of months or a year after the stockholder vote before the election period began.

As you know, the timing of the stockholder vote and cash election periods in the Sprint transaction significantly overlap. The special meeting of Sprint stockholders was held on June 25, 2013, the Form of Election, Information Booklet and FAQ (the “Election Materials”) were disseminated to Sprint stockholders commencing on June 14, 2013 and the election deadline specified in the Election Materials is July 5, 2013, which is a total of fourteen business days following dissemination of the Election Materials and seven business days following the special meeting at which stockholders approved the merger. The Election Materials were also immediately preceded by a mailing on June 13, 2013 of a supplement to the proxy statement-prospectus (reflecting certain changes to the terms of the transaction and other updates) that was first sent to Sprint stockholders on May 3, 2012. In addition to immediately being preceded by the supplement to the proxy statement-prospectus, the Election Materials contained clear directions on how Sprint stockholders could obtain the proxy statement-prospectus, the supplement and other documents filed with the SEC from Sprint, the SEC and the information agent.

David L. Orlic

June 27, 2013

Page Three

We do not believe that the concerns raised in the Release are implicated by the circumstances of the Sprint merger. The investment decision about the cash election was integral to the investment decision about the Sprint merger and Sprint stockholders received the information necessary to make an informed decision about both. In addition, when compared to the facts of the various no action letters referenced above, we believe that the application of Sections 14(d) and 14(e) of the Securities Exchange Act and the rules and regulations promulgated thereunder would not provide any additional, meaningful protection to the Sprint stockholders in making an election decision in this transaction. This is not a situation, as contemplated in a number of the above-referenced no action letters, where a significant amount of time must elapse between the time of the stockholder vote and the cash election (up to one year as in the case of Entergy Corporation), thereby necessitating a longer period of time and “refreshed” disclosure in order for stockholders to make an informed investment decision. Instead, the Sprint election process occurs concurrently with, and for a very short period of time following, the solicitation of Sprint stockholder votes for the transaction, with refreshed information, as supplied in the proxy statement-prospectus supplement, having been mailed on June 13, 2013.

Sprint stockholders have been well informed about the merger, the cash election process and all other aspects of this transaction, including by broad press reports, for approximately the past eight months, and have had more than ample time to make the necessary investment decisions. We respectively submit that requiring additional time for Sprint stockholders to make an election decision at the end of an already lengthy process is unnecessarily formalistic and does not truly reflect the investment decision that was integral to the Sprint merger from the very beginning of the transaction.

2.	We note that Rule 425 and Rule 14a-6(b) require communications to be filed on the date that they are first used, or sent or given to security holders, respectively. Please confirm that you will file all future communications within this time frame, or advise.

Response: Each of the Company and Sprint Nextel Corporation acknowledges the Staff’s comment and confirms that it will file all future communications on the date that they are first used, or sent or given to security holders, respectively.

David L. Orlic

June 27, 2013

Page Four

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (202) 887-1563 or Brandon C. Parris at (415) 268-6617.

Sincerely,

/s/ David M. Lynn

David M. Lynn

cc:	Ajay Koduri (Division of Corporate Finance)
Ronald D. Fisher (Starburst II, Inc.)
Kenneth A. Siegel (Morrison & Foerster LLP)
Robert S. Townsend (Morrison & Foerster LLP)
Brandon C. Parris (Morrison & Foerster LLP)
Charles R. Wunsch (Sprint Nextel Corporation)
Thomas H. Kennedy (Skadden, Arps, Slate, Meagher & Flom LLP)
Brian V. Breheny (Skadden, Arps, Slate, Meagher & Flom LLP)